                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004


                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994


                      Commission file number     1 - 7479
                                                 --------

                             BAY STATE GAS COMPANY
                           EMPLOYEE SAVINGS PLAN FOR
                              OPERATING EMPLOYEES
                            ------------------------
                            (Full title of the plan)



                             BAY STATE GAS COMPANY
                              300 Friberg Parkway
                     Westborough, Massachusetts 01581-5039
                 ---------------------------------------------
                 (Name and address of issuer of the securities
                           held pursuant to the plan)

          Index                                                Page No.
          -----                                                --------
(a)      Signatures                                                 3

(b)      Financial Statements:

         Independent Auditors' Report                               4

         Statements of Financial Condition as
           of December 31, 1994 and 1993                            5

         Statements of Income and Changes in
           Plan Equity for the years ended
           December 31, 1994, 1993 and 1992                       6-8

         Notes to Financial Statements                           9-14

         Schedule I:  Item 27a - Schedule of
         Assets held for Investment Purposes                       15

         Schedule II:  Item 27d - Schedule of
         Reportable Transactions for the Year Ended
         December 31, 1994                                         16

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                       BAY STATE GAS COMPANY
                                       BENEFITS COMMITTEE


Date:  June 30, 1995                   By  /s/ Charles H. Tenney III
                                         --------------------------------------
                                       Charles H. Tenney III
                                       Chairman


                                       By /s/ Paul G. Ford
                                         --------------------------------------
                                       Paul G. Ford
                                       Vice-Chairman


                                       By /s/ Thomas W. Sherman
                                         --------------------------------------
                                       Thomas W. Sherman
                                       Committee Member


                                       By /s/ William D. MacGillivray
                                         --------------------------------------
                                       William D. MacGillivray
                                       Committee Member


                                       By /s/ Kim H. Corwin
                                         --------------------------------------
                                       Kim H. Corwin
                                       Committee Member

                          Independent Auditors' Report



The Benefits Committee
Bay State Gas Company:


We have audited the accompanying statements of financial condition of the Bay State Gas Company Employee Savings Plan for Operating Employees as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Bay State Gas Company Employee Savings Plan for Operating Employees at December 31, 1994 and 1993, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick LLP
Boston, Massachusetts
June 9, 1995

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                       Statements of Financial Condition
                           December 31, 1994 and 1993

Assets                                                1994                 1993
- ------                                                ----                 ----
Investments, at market value (note 4):

   Company Stock Fund                           $3,027,645           $2,269,843

   Templeton Growth Fund, Ltd.                     913,940              284,148

   State Street Bank and Trust Company:
         Selection Fund                          1,016,443              428,650

         Index Fund                                366,283              120,922

   Loan Fund                                       237,930               85,965
                                                ----------           ----------
                                                 5,562,241            3,189,528

Cash and cash equivalents                          111,740               68,567

Accrued interest receivable                          7,989                2,265

Due from Bay State Gas Company
   Employee Savings Plan                           162,390                    -
                                                ----------           ----------

Total assets and plan equity                    $5,844,360           $3,260,360
                                                ==========           ==========



See accompanying notes to financial statements.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                 Statement of Income and Changes in Plan Equity

                          Year ended December 31, 1994

                                                                          Templeton      Company
                                                Selection     Index      Growth Fund      Stock         Loan
                                                  Fund         Fund          Ltd.          Fund         Fund        Total
                                               ----------    --------    -----------    ----------    --------    ----------
Investment income:

   Interest                                    $   59,914    $     26     $    380      $      256    $ 10,668    $   71,244

   Dividends                                            -           -       81,999         162,298           -       244,297


   Net appreciation (depreciation) in
     the market value of
     investments                                        -       6,368      (90,424)       (451,681)          -      (535,737)
                                               ----------    --------     --------      ----------    --------    ----------

        Total investment income (loss)             59,914       6,394       (8,045)       (289,127)     10,668      (220,196)
                                               ----------    --------     --------      ----------    --------    ----------

Contributions:

   Employee                                       147,847      66,580      210,162         635,022           -     1,059,611

   Employer                                        62,592      17,557       53,601         154,448           -       288,198

   Transfers in from other plans                  439,676     133,279      217,870         613,872     112,786     1,517,483
                                               ----------    --------     --------      ----------    --------    ----------

        Total contributions                       650,115     217,416      481,633       1,403,342     112,786     2,865,292
                                               ----------    --------     --------      ----------    --------    ----------

   Total additions                                710,029     223,810      473,588       1,114,215     123,454     2,645,096
                                               ----------    --------     --------      ----------    --------    ----------

Benefits paid                                     (18,512)     (4,096)      (7,973)        (30,515)          -       (61,096)

Transfers between funds                           (80,053)    (26,014)     122,919         (73,112)     56,260             -
                                               ----------    --------     --------      ----------    --------    ----------


   Net increase in plan equity                    611,464     193,700      588,534       1,010,588     179,714     2,584,000


Plan equity:

   Beginning of year                              430,896     120,928      284,552       2,338,019      85,965     3,260,360
                                               ----------    --------     --------      ----------    --------    ----------

   End of year                                 $1,042,360    $314,628     $873,086      $3,348,607    $265,679    $5,844,360
                                               ==========    ========     ========      ==========    ========    ==========



See accompanying notes to financial statements.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                 Statement of Income and Changes in Plan Equity

                          Year ended December 31, 1993

                                                                          Templeton      Company
                                                Selection     Index      Growth Fund      Stock         Loan
                                                  Fund         Fund          Ltd.          Fund         Fund        Total
                                               ----------    --------    -----------    ----------    --------    ----------
Investment income:

  Interest                                      $ 24,456     $     68      $    330     $      144    $ 2,703     $   27,701

  Dividends                                            -            -        14,894        101,124          -        116,018


  Net appreciation in the
    market value of investments                        -        7,916        27,686        223,362          -        258,964
                                                --------     --------      --------     ----------    -------     ----------
          Total investment income                 24,456        7,984        42,910        324,630      2,703        402,683
                                                --------     --------      --------     ----------    -------     ----------

  Contributions:

     Employee                                    108,182       37,343        75,269        493,672          -        714,466

     Employer                                     88,239       10,652        23,066         99,732          -        221,689
                                                --------     --------      --------     ----------    -------     ----------

         Total contributions                     196,421       47,995        98,335        593,404          -        936,155
                                                --------     --------      --------     ----------    -------     ----------

  Total additions                                220,877       55,979       141,245        918,034      2,703      1,338,838
                                                --------     --------      --------     ----------    -------     ----------


Benefits paid                                     (3,075)      (1,327)       (7,484)       (77,310)      (734)       (89,930)


Transfers between funds                          (72,246)       3,850        60,938        (54,752)    62,210              -
                                                --------     --------      --------     ----------    -------     ----------


   Net increase in plan equity                   145,556       58,502       194,699        785,972     64,179      1,248,908


Plan equity:

   Beginning of year                             285,340       62,426        89,853      1,552,047     21,786      2,011,452
                                                --------     --------      --------     ----------    -------     ----------

   End of year                                  $430,896     $120,928      $284,552     $2,338,019    $85,965     $3,260,360
                                                ========     ========      ========     ==========    =======     ==========



See accompanying notes to financial statements.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                 Statement of Income and Changes in Plan Equity

                          Year ended December 31, 1992

                                                                          Templeton      Company
                                                Selection     Index      Growth Fund      Stock         Loan
                                                  Fund         Fund          Ltd.          Fund         Fund        Total
                                               ----------    --------    -----------    ----------    --------    ----------
Investment income:

  Interest                                      $ 11,184     $    80      $    117      $      235    $   831     $   12,447

  Dividends                                            -           -         7,969          65,316          -         73,285


  Net appreciation (depreciation)
    in the fair market value of
    investments                                        -       3,901        (6,358)        140,230          -        137,773
                                                --------     -------      --------      ----------    -------     ----------

       Total investment income                    11,184       3,981         1,728         205,781        831        223,505
                                                --------     -------      --------      ----------    -------     ----------

  Contributions:

     Employee                                     95,815      32,680        49,704         400,836          -        579,035

     Employer                                    109,334      12,810        22,142          93,877          -        238,163
                                                --------     -------      --------      ----------    -------     ----------

       Total contributions                       205,149      45,490        71,846         494,713          -        817,198
                                                --------     -------      --------      ----------    -------     ----------

  Total additions                                216,333      49,471        73,574         700,494        831      1,040,703
                                                --------     -------      --------      ----------    -------     ----------


Benefits paid                                        (11)          -             -          (7,656)         -         (7,667)


Transfers between funds                           (2,378)       (770)      (17,195)          2,903     17,440              -
                                                --------     -------      --------      ----------    -------     ----------


   Net increase in plan equity                   213,944      48,701        56,379         695,741     18,271      1,033,036


Plan equity:

   Beginning of year                              71,396      13,725        33,474         856,306      3,515        978,416
                                                --------     -------      --------      ----------    -------     ----------

   End of year                                  $285,340     $62,426      $ 89,853      $1,552,047    $21,786     $2,011,452
                                                ========     =======      ========      ==========    =======     ==========



See accompanying notes to financial statements.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992



1)          Description of Plan

            (a)         General

                        The Bay State Gas Company Employee Savings Plan For Operating Employees ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.


            (b)         Plan Amendments

                        The Plan was amended and restated in 1992 to include a provision for employer matching of certain contributions.


            (c)         Eligibility

                        All employees of the Company and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan are eligible following the completion of one year of service. To meet the service requirement, an employee must complete at least 1,000 hours of service during any twelve consecutive months commencing on their date of employment or any anniversary of that date.

                        Employees may participate in the plan until death, retirement, or withdrawal of the entire contributed balance.


2)          Summary of Significant Accounting Policies



            (a)         Basis of Presentation

                        The accompanying financial statements have been prepared on the accrual basis of accounting.

            (b)         Trustee

                        State Street Bank & Trust Company served as Trustee of the Plan and was granted discretionary authority concerning purchases and sales of investments for the Plan. Plan assets are held in safekeeping by the Trustee. Effective April 1, 1995, Wells Fargo Bank was appointed Trustee of the Plan, and all assets were subsequently transferred into their possession.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992



2)          Summary of Significant Accounting Policies (continued)

            (c)         Investments

                        Investments in the Company Stock Fund, Templeton Growth Fund, and the Index Fund are stated at market value. Market values are based on quotations from national securities exchanges for the investments as of the close of business on the last day of the year. Investments held in the Selection Fund consist of guaranteed investment contracts and are valued at contract value.

                        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                        Net appreciation (depreciation) in the market value of investments includes both realized and unrealized gains and losses.

            (d)         Payment of benefits

                        Benefits are recorded when paid.

3)          Plan Administration

            (a)         Administration

                        The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three or more individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

            (b)         Expenses

                        A loan processing fee may be charged to participants borrowing from their accounts. All other expenses of the Plan are paid by the Company.


4)          Investments

            All contributions are remitted to the Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 25% multiples) to various investment funds. Allocation percentages, as well as investment options among the four investment funds, may be changed once in a three month period by the participant.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992



4)          Investments (continued)

            The following investment funds are offered to active participants of the Plan.

            Company Stock Fund - Funds are invested in the common stock of Bay State Gas Company.

            Templeton Growth Fund, Ltd. - Funds are invested in securities of corporations and governments of any nation in the world.

            State Street Bank & Trust Company Selection Fund - Funds are invested in a pooled fund of guaranteed investment contracts ("GICs"). A GIC is the unconditional interest bearing obligation of an insurance company to pay specified amounts.

            State Street Bank & Trust Company Index Fund - Funds are invested in publicly traded common stocks of United States corporations.

            Loan Fund - Funds are comprised of amounts borrowed by participants from their account balances (see note 6).

            At December 31, 1994, there were 234, 84, 179, and 385 participating accounts in the Selection Fund, Index Fund, Templeton Growth Fund, Ltd., and the Company Stock Fund, respectively.

            Each fund, with the exception of the Loan Fund, represented more than five percent of plan equity at December 31, 1994. At December 31, 1993, the Selection, Templeton, and Company Stock Funds represented more than five percent of plan equity.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992



5)          Contributions

            (a)         Participant Contributions

                        Each Participant may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction is limited to a maximum amount of $9,240 per year in 1994 (indexed annually from $7,000 commencing on January 1, 1987). A participant's eligible compensation for any given year consists of straight time wages, including shift differentials, Saturday/Sunday premiums, compensation paid at an alternate rate to an employee other than a salesperson and 75% of sales commissions paid or accrued. All overtime, bonuses, supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

            (b)         Company Contributions

                        The Company makes contributions to the Plan in accordance with the terms of contracts negotiated with the various unions representing Company employees. For certain employees, the Company makes no contribution. For other employees the Company makes contributions equal to 3.5% to 4% of gross pay.

            (c)         Vesting

                        Employee and employer contributions vest immediately.


6)          Withdrawals and Distributions

            (a)         Withdrawals

                        Contributions can be withdrawn in the event of financial hardship or the attainment of 59 1/2 years of age.

            (b)         Borrowings

                        Participants may apply to the Committee for permission to borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Further, effective January 1, 1987, as a result of the Tax Reform Act of 1986, the $50,000 limitation will be reduced by the excess (if any) of the highest outstanding loan balance of a participant in the preceding twelve-month

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992



6)          Withdrawals and Distributions (continued)

            (b)         Borrowings (continued)

                        period ending on the day before the date on which the loan was made, over the outstanding balance of loans from the Plan on the date of the loan. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime rate, as published in the Wall Street Journal at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only one loan may be outstanding to a participant at any time, and all loans must be repaid within five years.

            (c)         Distributions

                        Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment, or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed 10 years for a spousal beneficiary or over a period not to exceed 5 years in the case of a non-spousal beneficiary.

                        Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than the April 1st following the date the participant would have been age 70 1/2. For any other beneficiary, death benefits must commence within one year of the Participant's death.

                        Upon the retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Plan equity in a lump sum or in installments over a period not to exceed 10 years.


7)          Income Tax Status

            The Internal Revenue Service has determined and informed the Company, by a letter dated March 23, 1995, that the Plan is qualified and the Trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Code.

                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992



8)          Plan Termination

            (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

            (b) The Company expects to continue the Plan indefinitely, however, it may terminate the Plan at any time by giving written notice to the trustee. After termination, the Company will make no further contributions to the Plan.

                                                                     Schedule I



                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1994

(a)      (b) Identity of Issue                   (c) Description of Investment               (d) Cost         (e) Current Value
- -------------------------------------------------------------------------------------------------------------------------------
*    Company Stock Fund                          Common Stock; 126,152 shares               $3,044,295            $3,027,645

     Templeton Growth Fund, Ltd.                 Mutual Fund; 56,312 shares                    984,076               913,940

*    State Street Bank Selection Fund            Pooled Funds; 1,016,443 units               1,016,443             1,016,443

*    State Street Bank Index Fund                Pooled Funds; 5,191 units                     349,559               366,283

     Loan Fund                                   Participant loans; 6.50% - 10.00%             237,930               237,930
                                                                                            ----------            ----------

     Total assets held for investment purposes                                              $5,632,303            $5,562,241

*  Party in interest.

                                                                    Schedule II


                             BAY STATE GAS COMPANY
                 EMPLOYEE SAVINGS PLAN FOR OPERATING EMPLOYEES

                Item 27(d) - Schedule of Reportable Transactions


                          Year Ended December 31, 1994

- ----------------------------------------------------------------------------------------------------------------------------
        Identity of party                                                                       Purchase             Selling
            involved                              Description of asset                            Price               Price
               (a)                                        (b)                                      (c)                 (d)
- ----------------------------------------------------------------------------------------------------------------------------
State Street Bank Selection Fund*          Pooled Fund - purchased 403,567 units                 403,567                -
                                                       - sold 231,039 units                         -                231,039
- ----------------------------------------------------------------------------------------------------------------------------
Templeton Growth Fund                      Mutual Fund - purchased 23,816 shares                 420,930                -
- ----------------------------------------------------------------------------------------------------------------------------
Bay State Gas Company*                     Company Stock - purchased 40,638 shares               983,784                -
                                                         - sold 6,868 shares                        -                171,102
- ----------------------------------------------------------------------------------------------------------------------------
State Street Bank Short-Term               Pooled Fund - purchased 443,000 units                 443,000                -
  Investment Fund for Employee Trusts*                 - sold 443,000 units                         -                443,000
- ----------------------------------------------------------------------------------------------------------------------------
State Street Bank Yield Enhanced           Money Market - purchased 407,387 units                407,387                -
  Short-Term Investment Fund*                           - sold 401,280 units                        -                401,280
- ----------------------------------------------------------------------------------------------------------------------------

* Party in interest


- ---------------------------------------------------------------------------------------------------------------------
                                                                                    Current value
        Identity of party                   Lease       Expense       Cost of        of asset on            Net gain
            involved                       rental       Incurred       asset       transaction date         or (loss)
               (a)                           (e)          (f)           (g)              (h)                   (i)
- ---------------------------------------------------------------------------------------------------------------------
State Street Bank Selection Fund*             -            -          403,567          403,567                  -
                                              -            -          231,039          231,039                  -
- ---------------------------------------------------------------------------------------------------------------------
Templeton Growth Fund                         -            -          420,930          420,930                  -
- ---------------------------------------------------------------------------------------------------------------------
Bay State Gas Company*                        -            -          983,784          983,784                  -
                                              -            -          158,092          171,102                13,010
- ---------------------------------------------------------------------------------------------------------------------
State Street Bank Short-Term                  -            -          443,000          443,000                  -
  Investment Fund for Employee Trusts*        -            -          443,000          443,000                  -
- ---------------------------------------------------------------------------------------------------------------------
State Street Bank Yield Enhanced              -            -          407,387          407,387                  -
  Short-Term Investment Fund*                 -            -          401,280          401,280                  -
- ---------------------------------------------------------------------------------------------------------------------

* Party in interest